Exhibit 3.2

First Amendment to the Amended and Restated By-Laws

of PHH Corporation

Effective as of June 12, 2013

The Amended and Restated By-Laws of PHH Corporation are hereby amended by deleting Article II, Section 2.03 thereof in its entirety and substituting the following in lieu thereof:

SECTION 2.03. Election and Tenure of Directors.  At each annual meeting of the stockholders, the stockholders shall elect directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualify.